CORPHOUSING GROUP INC.

2125 Biscayne Blvd |Suite 253

Miami, Florida 33137

October 20, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	CorpHousing Group Inc.

Registration Statement on Form S-1

Registration No. 333-267821

Gentlemen:

References is made to our letter, filed as correspondence via EDGAR on October 19, 2022, in which we requested the acceleration of the effective date of the above referenced Registration Statement for Friday, October 21, at 4:00 p.m. Eastern Time, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

CORPHOUSING GROUP INC.

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Chief Executive Officer